UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Via Renewables, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.75% Series A Fixed-to-Floating Rate

Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

92556D205

(CUSIP Number of Class of Securities)

W. Keith Maxwell III

Chief Executive Officer and Chairman

Via Renewables, Inc.

12140 Wickchester Ln, Suite 100

Houston, Texas 77079

(713) 600-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Darrell W. Taylor

Cokinos Young

1221 Lamar St.

16th Floor

Houston, TX 77010

(713) 535-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2025 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer (the “Tender Offer”) by Via Renewables, Inc., a Delaware corporation (the “Company”), to purchase up to 200,000 shares of its 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “shares”), at a purchase price of $24.00 per share, in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 27, 2025, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On March 31, 2025, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City time, on March 28, 2025.  A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

On March 31, 2025 this amendment was filed under an incorrect CIK. It is being refiled to correct this error.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(B)	Press release issued by Via Renewables, Inc. on March 31, 2025.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIA RENEWABLES, INC.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer
Date:	March 31, 2025

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